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                             FORM OF PRESS RELEASE

                           UNO RESTAURANT CORPORATION

 UNO RESTAURANT CORPORATION TO COMMENCE TENDER OFFER FOR UP TO 1,000,000 SHARES
                              OF ITS COMMON STOCK

     BOSTON, MASSACHUSETTS -- JUNE 12, 1997 -- Uno Restaurant Corporation (NYSE:UNO) (the "Company") announced today that it will commence a "dutch auction" tender offer for up to 1,000,000 shares of its common stock, representing approximately 8.2% of its currently outstanding shares. Under the terms of the offer, the Company will invite stockholders to tender their shares at prices specified by the tendering stockholders within a range of $6.00 to $7.50 per share.

     The tender offer will begin on June 12, 1997, and will expire at 5:00 p.m., New York City time, on July 21, 1997, unless extended by the Company.

     Based upon the number of shares tendered and the prices specified by the tendering stockholders, the Company will select a single per share purchase price within the $6.00 to $7.50 price range to be paid for shares which have been tendered at or below the selected price. If the offer is over-subscribed, shares will be purchased first from shares unconditionally tendered at or below the purchase price on a pro rata basis and then from shares unconditionally tendered at or below the purchase price selected by lot. The Company reserves the right to purchase more than 1,000,000 shares, and under certain circumstances, less than 1,000,000 shares. The tender offer is not conditioned on any minimum number of shares being tendered.

     The Board of Directors of the Company is not making any recommendation to stockholders as to whether they should tender any shares pursuant to the offer. Montgomery Securities is acting as Dealer-Manager and ChaseMellon Shareholder Services, L.L.C. is acting as Information Agent and Depositary in connection with the tender offer.

     Uno Restaurant Corporation currently operates 90 "Pizzeria Uno . . . Chicago Bar & Grill" casual dining, full-service restaurants primarily from New England to Virginia, as well as Florida, Chicago and Denver, and franchises 66 units in 19 states, the District of Columbia and Puerto Rico. The Company also operates a consumer foods division, which supplies American Airlines, movie theaters, hotels and hundreds of supermarkets in the Northeast with frozen and refrigerated Pizzeria Uno brand products, as well as certain private label products.

                                  * * * * * *

For more information, contact: Bob Brown, Chief Financial Officer, Phone: (617)
                              323-9200 (ext. 221)